UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41319

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107
Toronto, Ontario M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

On April 12, 2024, Computershare filed a Notice of Meeting and Record Date (“Notice of Meeting and Record Date”) on SEDAR+ announcing the Company’s Annual General Meeting to be held on June 21, 2024. The record date for the meeting is May 9, 2024. On May 14, 2024, Computershare filed an amendment to the Notice of Meeting and Record Date (“Amended Notice of Meeting and Record Date”) on SEDAR+ to reflect that the meeting is the Company’s Annual General and Special Meeting. The Notice of Meeting and Record Date and Amended Notice of Meeting and Record Date are furnished herewith and attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

EXHIBIT LIST

Exhibit No.	Description

99.1	Notice of Meeting and Record Date

99.2	Amended Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2024

POET TECHNOLOGIES INC.

By:	/s/ Thomas Mika
Name:	Thomas Mika
Title:	Corporate Secretary